Market Value

R$55.3 billion

US$20.4 billion

Prices

BRFS3 R$63.44

BRFS US$23.35

Shares:

872,473,246 shares

5,188,897 treasury shares

Basis: 12.31.2014

Webcast

Date: 02.27.2015

09:00 BRT Portuguese

10:30 English

Telephone:

Dial–in with connections in

Brazil: +55 11 46886361 or

+55 11 28204001

Dial-in with connections in the

United States: +1 8887000802

www.brf-br.com/ir

IR Contacts:

Augusto Ribeiro Júnior

CFO and IRO

Christiane Assis

IR Director

+55 11 23225398

acoes@brf-br.com

Dear Shareholders,

The year of 2014 was an outstanding year for BRF. The company advanced in its ambitions and in the definition of a new culture. We consolidated our operating and strategic groundwork, which allowed the company to structure itself as a global organization, bigger and better in what it does, and driven by every one of the more than 100 thousand people who are part of the direct workforce.

Bringing together professionals with different backgrounds, aspirations and skills, gave us the opportunity to build a competitive differential. To do so, in 2014 we introduced the Viva BRF, a program which aims to create coherence in the organizational environment, bringing well-being and motivation to the employees, and generating “owners’ passion” in them.

Focusing on the business´ differential, in addition to the discipline in planning and executing, are virtues which, combined, help accomplish BRF´s results to levels of excellence, satisfying all of our stakeholders, and leading to further development in the productive chain. In an economic scenario of challenges and unstable market conditions, we need not only to be the biggest, but also the best in what we do.

In order to achieve this, we advanced in implementing controls for the socio-environmental aspects of our operations and long-term thinking, investing in innovation, internationalizing the Company and improving the level of service. All of which to ensure that BRF becomes a company even more respected, esteemed and appreciated, standing out as natural choice for our customers and an important partner for clients, employees and investors.

In 2014, we approached each one of the main pillars of the BRF-17 strategic plan, establishing priorities and increasing our efficiency and integration. Engaging the teams, encouraging meritocracy, orientation towards the market, segmenting the regions in which we operate and focusing on sustainability in the value chain, were more than just guidelines, they were essential elements that defined our corporate standpoint.

We continued working on our plan to add synergies to the operations, by mapping out opportunities to increase our profitability, cost efficiency and margins. We adjusted the support structure and the managerial models of the manufacturing units, making them more agile in their decision-making process.

We initiated a new process of go-to-market (GTM) in Brazil, through the consolidation of our sales force. The purpose of this project is to expand our penetration, reduce redundancies in the sales processes, and improve the productivity per salesperson. We also focused in better servicing our clients,  having identified new opportunities to improve our service level – both in terms of delivery deadlines and logistical processes, as well as in inventory management. As part of our strategy of being more market oriented, we reviewed our presence in the sales points, refined the negotiation processes, and implemented a system to monitor inventory in real time, which all together, resulted in a substantial increase in the service level when compared to 2013.

Placing the final consumer in the core of our business strategy has proven to be the right choice. We are investing in surveys and studies that allow the company to continuously update its portfolio. The products we launched in 2014 are a testament to that. In total we launched over 120 new products, including the Soltíssimo line of sliced goods, bringing flavor and convenience to the consumer. We are anticipating market trends, and adopting a segmented view adapted to exactly match the profiles of the customers we serve in over 120 countries.

In line with our international expansion strategy, we inaugurated the processed foods plant in Abu Dhabi, in the United Arab Emirates, expanding our presence and global service capacity. With the capacity to produce up to 70,000 tons of processed foods per year, this plant  was delivered in record time, reflecting our ambitious view to grow stronger in regions such as the Middle East, South and Southeast Asia and Africa.

Besides the launch of our manufacturing plant in Abu Dhabi, we also announced the acquisition of three of our main distributors in the Middle East, a region of extreme relevance to the Company, where we already present with a renowned brand for more than 30 years.

In line with our strategy of focusing on our Company´s core and most profitable businesses, in 2014 we entered into a strategic partnership with Minerva, passing on our cattle slaughtering plants in exchange for equity shares. Additionally, we signed a contract with Lactalis to sell our dairy operations.

Another key element of our business is socio-environmental responsibility which integrates our strategy through the Sustainability Pillars. Eco-efficient projects in the manufacturing units and initiatives in partnership with the value chain, such as animal well-being and human rights, have been the focal point of our actions in recent years and are demonstrating positive results. Reaffirming our commitment to sustainable development, we are signatories to the United Nations Global Pact and have been part of the Corporate Sustainability Index (ISE) of the BM&FBovespa stock exchange for the last 10 years.

Despite a year of structural adjustments in the Company and reduction of international sales volumes, the performance of the businesses and the consolidated results were better than expected. This was mainly due to a significant improvement in profitability of the international market and a shift in strategy, positioning the consumer as the key element for its sustained growth.

We registered this year, considering the consolidated results of the Company as well as the results from the dairy operations (discontinued operations), R$31.7 billion of net revenues, 4.0% higher than 2013, R$4.9 billion of EBITDA (56.4% above 2013) and net income of R$2.2 billion, 109.4% higher than 2013. Free cash flow amounted to R$4.1 billion in the year, a considerable improvement of almost three times more of what was generated in 2013.

These indicators are a proof that we have chosen a daring, but solid strategy, to enhance our performance and better positions us to face future risks, converting them into opportunities. We have a robust and increasingly more efficient production structure that will allow us to continue growing in the coming years, investing in mutually beneficial relationships with clients and suppliers in order to meet the demands of the different markets with the BRF quality standard.

The year of 2015 starts with new challenges, some being of economic nature, but nevertheless, we will continue to focus on achieving our mission of being a company admired for its results, brands and innovation capacity. We are confident that it will be another year of consistent achievements in our strategic guidelines, focused on growth and profitability.

Abilio Diniz Chairman of the Board of Directors	Pedro Faria Global CEO

Highlights of the 4th Quarter 2014 (4Q14) and Accumulated Results for the Year (2014)

(The results presented below refer to the Company´s continued operations, excluding the results obtained from the discontinued operations (Dairy). As the Company announced in December 2014, the dairy division is in the process of being sold to Lactalis. We will present the results of the discontinued operations separately in this report following the results of the continued operations, and at the end of the report we present the Financial Statements and the Balance Sheet of the continued operations + discontinued operations. All the numbers consider the normal operation, recurring and non-recurring items.)

Strategic Highlights

•      2014 was an extremely important year for BRF. It was a year focused on execution, with the implementation of a number of projects aimed at improving the Company´s operating performance in Brazil, as well as in the International markets1. The results achieved in the 4Q14 positively reflect these projects, as did the accumulated results for 2014.

Brazil

•         The strategic focus in Brazil was market orientation supported by the kick-off of a series of long-term projects, as well as other projects which showed short-term gains, such as the ZBB (Zero Based Budget), which reviewed the processes and structures, making the Company more agile in its decision-making. Furthermore we rationalized our portfolio, by eliminating 35.0% of SKUs (Stock Keeping Units), reducing the complexity of the operations which, in turn, led to lower costs and greater efficiency and flexibility, boosting our results in the last two quarters of the year.

•         Regarding our long-term projects, we can highlight the go-to-market strategy (GTM), initiated in the 1Q14, which has been showing positive results in recent quarters. We concluded the consolidation of the sales forces in May, allowing for a gradual increase in volumes that started to be seen mainly in the 3Q14 results, even with a weak macroeconomic scenario. We saw an even greater growth in volumes in the 4Q14 (+10.6% y/y), also stemming from the small retail shops, although there was a strong contribution from the commemorative items which make up the Company´s portfolio in the final quarter of the year.

•         This performance was also due to the improvement in the Company´s level of service, when measured by the OTIF index (on time, in full), which showed significant improvements throughout 2014. Nevertheless, given the complexity of our operations and the Company’s size, there is still a lot to be implemented on this front.

1 Since the 3Q14, to better reflect the structural changes in the Company, we have changed the terms used from Domestic Market, to Brazil, and External Market to International.

International Market

•         We started 2014 with a significant strategic change in the international market, having decided to cut volumes by 200 thousand tons in selected markets and clients, and by reducing our credit exposure to certain countries. Aligned with this strategy, we implemented many structural initiatives and improvements in the International market, such as better allocation of volumes, reduction of inventories, extension of client’s contract terms, reduction of sea freight expenses and a more efficient phasing of monthly shipments. The impact of such initiatives can already be seen in the Company´s operating results.

•         In line with our approach in Brazil, we conducted a portfolio rationalization in the International market. As a result, we eliminated 32.0% of the SKUs.

•         We concluded the construction of our plant in the Middle East, which was inaugurated in November 2014. Being the biggest processing plant in the region and with a productive capacity of 70 thousand tons a year in breaded products, franks and hamburgers, among others, it will help us ensure a rapid and efficient access to strategic markets and it will serve as an important platform for future growth in this region.

•         In line with our goal to internationalize the Company, seeking access to local markets, strengthening our brands and distribution capacity, and expanding our portfolio in the Middle East; in 2014 we acquired three distributors in the region:

➢  Federal Foods: In 2013, we had already acquired a 49.0% stake in Federal Foods, the leading food distribution company in the United Arab Emirates. Following this strategy, in 2014, we announced the acquisition of the remaining economic rights of this company.

➢  Al Khan Foods (AKF): In 2014, we announced the acquisition of a 40.0% stake in AKF, the distributor of BRF’s products in the Sultanate of Oman and the leading distributor of frozen products in the region, serving a broad range of clients in the retail, food services and wholesale channels.

➢  Alyasra: The leading food distributor in Kuwait and operating in the retail and food services sectors, with a presence in the frozen, chilled and dry segments. BRF acquired 75.0% of its frozen food retail distribution business as part of a larger commitment with this market.

Financial Highlights

•         EBITDA amounted to R$1.8 billion in the quarter, 125.6% higher than in 4Q13, resulting in an EBITDA margin of 21.9% compared with 10.4% in 4Q13, a gain of 11.5 p.p.. The accumulated EBITDA for the year was R$4.7 billion, an increase of 56.5% over 2013, with a margin of 16.2% compared with 10.8%.

•         Net income was R$991 million in 4Q14, up 334.9% y/y, and R$2.1 billion for the year, up 110.3% y/y, with a margin of 12.3% in the quarter compared with 3.0% in the 4Q13 and 7.4% in the year compared with 3.7% in 2013.

•         Investments carried out in the 4Q14 totaled R$342.6 million, a reduction of 9.1% y/y. Investments in accumulated terms for the year amounted to R$1.5 billion, in line with guidance (we are considering in this number the investments in biological assets and excluding acquisitions, leasing and others). We continue to direct our investments towards automation, logistics and systems improvements (IT).

•         The Company ended the quarter with a net debt to EBITDA ratio2 (last 12 months) of 1.04x, compared with 1.40x in the 3Q14.

•         We concluded the year with a financial cycle of 36.9 days compared with 49.5 days at the end of 2013 and Free Cash Flow (FCF) of R$4.1 billion for the accumulated of the year, compared to R$1.5 billion in 2013, an increase of 170.9% on a y/y comparison.

•         Finally, we ended the year of 2014 with a Return on Invested Capital (ROIC) of 11.8% which represented an improvement of 4.6 p.p. when compared to 2013.

Financial Highlights – Continued Operations (not including the results from discontinued operations – Dairy)

Results - R$ Million	4Q14	4Q13	y/y	3Q14	q/q	2014	2013	Δ%
Net Revenues	8,047	7,535	6.8%	7,238	11.2%	29,007	27,787	4.4%
Gross Profit	2,687	1,943	38.3%	2,145	25.3%	8,509	6,910	23.1%
Gross Margin (%)	33.4%	25.8%	7.6 p.p.	29.6%	3.8 p.p.	29.3%	24.9%	4.5 p.p.
EBIT	1,406	488	188.4%	833	68.9%	3,478	1,896	83.4%
EBIT Margin (%)	17.5%	6.5%	11.0 p.p.	11.5%	6.0 p.p.	12.0%	6.8%	5.2 p.p.
EBITDA	1,762	781	125.6%	1,130	56.0%	4,709	3,009	56.5%
EBITDA Margin (%)	21.9%	10.4%	11.5 p.p.	15.6%	6.3 p.p.	16.2%	10.8%	5.4 p.p.
Net Income	991	228	334.9%	572	73.2%	2,135	1,015	110.3%
Net Margin (%)	12.3%	3.0%	9.3 p.p.	7.9%	4.4 p.p.	7.4%	3.7%	3.7 p.p.
Earnings per share[1]	1.14	0.26	336.6%	0.66	73.8%	2.46	1.17	111.1%
[1] Consolidated Earnings per Share (in R$), excluding Treasury Shares.

OBS: The term y/y refers to the 4Q14/4Q13 analysis; whereas q/q refers to 4Q14/3Q14.

Recent Transactions

•         On September 3, 2014, we announced the signing of a binding memorandum of understanding with Parmalat S.p.A., a company belonging to the Lactalis Group, establishing the terms and conditions for the sale of the Company’s Dairy business. The contract was signed on December 5, 2014 and the amount of the transaction on that date was established at the equivalent in dollar terms of R$1.8 billion (approximately US$700.0 million). (Please refer to Net Financial Result item and Explanatory Note 13.2 of the Financial Statements).

•         We celebrated a partnership agreement with Minerva for the beef business, concluded on October 1, 2014, which established the terms and conditions of our two slaughterhouse plants in Mato Grosso state. In exchange, we became a strategic shareholder in Minerva obtaining an equity stake of 15.2% of the company´s total and voting capital (following the integral conversion of the mandatorily convertible bonds issued by the referred company), with a right to two seats on the board.

•         We further announced the signing of a binding memorandum of understanding with PT Indofood for a joint venture (JV) to exploit the poultry and processed food business in Indonesia. This was a highly strategic step for the Company as it represents an entry point to a market with around 250.0 million inhabitants, where protein consumption is expanding greatly.

2 The ratio net debt/EBITDA in 4Q14 considers only the results of the continued operations. Considering the same basis for the previous quarter, which also includes discontinued operations, this ratio would be 1.03x in 4Q14. We highlight that despite not considering the results from the dairy operations in this ratio, the cash proceeds from the transaction have not yet been internalized by the Company.

•         At the end of December 2014, based on the Company´s cash position, and taking advantage of a window of opportunity perceived in the market, we also announced a share buyback program of up to 16,260,163 of the Company´s common shares. The program began on January 5, 2015. The purpose of this program is to use the resources available in cash more efficiently in order to enhance the capital allocation of the Company.

Results BRF S.A.

1)   Net Operating Revenues (NOR)

NOR - R$ Million	4Q14	4Q13	y/y	3Q14	q/q	2014	2013	Δ%
Brazil	3,882	3,607	7.6%	3,475	11.7%	13,935	13,050	6.8%
International	3,591	3,422	5.0%	3,374	6.4%	13,325	13,132	1.5%
Food Services	574	507	13.3%	389	47.5%	1,747	1,606	8.8%
Total	8,047	7,535	6.8%	7,238	11.2%	29,007	27,787	4.4%

In 4Q14, consolidated NOR amounted to R$8.0 billion, +6.8% y/y, with all the Company´s business units making a positive contribution, through the growth of volumes in Brazil and in Food Services, as well as better average prices in the International market. On a quarterly comparison, there was an increase of 11.2% in the NOR.

The accumulated NOR for 2014 was 4.4% higher than the previous year, amounting to R$29.0 billion compared with R$27.8 billion in 2013. This increase in revenues was due to better average prices in the period both in Brazil and internationally, also due to the growth of volumes in Food Services.

➢  Brazil

2014 was a strategically important year for the Company, particularly in terms of the implementation of its strategies for Brazil. In January, we began the new go-to-market (GTM) process in the Minas Gerais state and, subsequently, introduced it to other states in the country. This project was made possible through the consolidation of our sales forces, which began to operate focused on categorized channels according to the client´s profile and, therefore, eliminating redundancies in the operations.

With a view to increase penetration in the areas that it did not serve or did not serve directly, increasing the number of clients and the productivity per salesperson, along with cross selling between the brands, the GTM model has already shown positive results. The number of clients in December 2014 was 22.0% higher than in December 2013 and the cross selling rose from 53.0% at the end of 2013 to 77.0% in the same period of 2014.

Aligned with this project, we also focused on enhancing our level of service through investments in systems, IT and staff training, allowing us to capture more sales and avoid losses, as well as improve our clients´ view of the Company.

We also undertook a project to reduce the number of SKUs in Brazil by approximately 35.0%, aiming to simplify the processes, also aligned with the project to improve service levels. The first results of all these efforts are reflected in the results for Brazil during 2014 and, more specifically, in the 4Q14, having been rising consistently throughout the year.

The results for Brazil in the 4Q14, a quarter that is seasonally stronger for the Company, as well as for 2014 as a whole, show that despite a challenging consumption scenario, with a slowdown in economic growth, we managed to implement our strategy, whilst foreseeing consumer trends and bringing forward initiatives to grow in the small retail channels.

We expect that as these projects continue to progress, they will continue to capture increasingly positive results until 2017.

Brazil	R$ Million					Thousand Tons					Average Price - R$
	4Q14	4Q13	y/y	3Q14	q/q	4Q14	4Q13	y/y	3Q14	q/q	4Q14	4Q13	y/y	3Q14	q/q
In Natura	718	623	15.4%	685	4.9%	123	99	23.9%	116	5.5%	5.86	6.29	(6.9%)	5.89	(0.6%)
Poultry	540	389	39.0%	468	15.5%	101	68	47.8%	88	15.3%	5.34	5.68	(5.9%)	5.34	0.1%
Pork/Beef	178	234	(23.8%)	217	(17.8%)	22	31	(29.5%)	29	(24.5%)	8.25	7.64	8.0%	7.59	8.8%
Processed Foods	2,971	2,758	7.7%	2,561	16.0%	417	401	4.1%	383	9.0%	7.12	6.88	3.5%	6.69	6.4%
Others Sales	192	226	(14.8%)	229	(16.2%)	76	57	33.8%	66	15.4%	2.51	3.95	(36.3%)	3.46	(27.4%)
Total without Other Sales	3,690	3,381	9.1%	3,245	13.7%	540	500	8.0%	499	8.2%	6.83	6.76	1.1%	6.50	5.1%
Total	3,882	3,607	7.6%	3,475	11.7%	616	557	10.6%	565	9.1%	6.30	6.47	(2.7%)	6.15	2.4%

In 4Q14 NOR for Brazil reached R$3.9 billion, +7.6% y/y, driven by a 10.6% growth in volumes on the same comparison. This resulted from an improvement in the performance of commemorative items, associated to better performance in the sales points as well as the growing share of the small retail channel. On a quarterly comparison, NOR was 11.7% higher, with volumes also rising by 9.1% in the period.

If we exclude ”Other Sales” (feed, breeders and sub-products) from the analysis, the numbers for the quarter give a more realistic picture of the situation in Brazil, with NOR of R$3.7 billion, +9.1% y/y, boosted by a growth in volumes of 8.0% y/y and an increase of 1.1% in average prices. The quarterly comparison shows an increase of 13.7% in the NOR, with volumes 8.2% higher and average prices up by 5.1% in the same period.

Brazil	R$ Million			Thousand Tons			Average Price - R$
	2014	2013	Δ%	2014	2013	Δ%	2014	2013	Δ%
In Natura	2,653	2,439	8.8%	446	407	9.6%	5.95	6.00	(0.8%)
Poultry	1,826	1,492	22.3%	339	275	23.2%	5.39	5.43	(0.7%)
Pork/Beef	827	947	(12.6%)	107	132	(18.8%)	7.74	7.20	7.6%
Processed Foods	10,361	9,670	7.2%	1,509	1,502	0.5%	6.87	6.44	6.7%
Others Sales	921	941	(2.1%)	320	324	(1.2%)	2.87	2.90	(1.0%)
Total without Other Sales	13,014	12,109	7.5%	1,955	1,909	2.4%	6.66	6.34	4.9%
Total	13,935	13,050	6.8%	2,275	2,233	1.9%	6.12	5.84	4.8%

The accumulated numbers for 2014 show that NOR for Brazil amounted to R$13.9 billion, +6.8% over the previous year. This performance was mainly driven by better average prices (+4.8%) as we managed to transfer the increase of input prices on to the products, particularly during the first two quarters of the year. Volumes presented a slight growth on the same comparison (+1.9%).

When we exclude ”Other Sales” from this comparison, NOR in Brazil amounted to R$13.0 billion in the year, an increase of 7.5% compared with 2013. There was a slight increase in both volumes (+2.4%) and average prices (+4.9%).

In terms of market share, BRF maintains a strong leading position in the Specialty Meats, Frozen Products, Pizza and Margarines categories (core businesses).

➢  International

In the 4Q14, there was a decline in global pork prices due to the apparent containment of PED (Porcine Epidemic Diarrhea), as well as the prospect of production normalization in North America. Meanwhile the beef segment maintained an upward trend in prices due to the cattle cycle. Whereas, the poultry segment was influenced by the fall in prices of raw materials that occurred during the second and third quarters of the year. It is worth noting that the Russian sanctions against poultry and swine imposed on the United States, the European Union, Canada, Australia and Norway had a direct impact on the trade flow and the price of proteins in the international markets during the second half of the year.

Against this backdrop, our strategies of reducing volumes and improving the profitability of the markets, continue to generate positive results. The results for the 4Q14 have shown improvement (both y/y and q/q), as well as in accumulated terms for 2014 as a whole.

International	R$ Million					Thousand Tons					Average Price - R$
	4Q14	4Q13	y/y	3Q14	q/q	4Q14	4Q13	y/y	3Q14	q/q	4Q14	4Q13	y/y	3Q14	q/q
In Natura	2,752	2,555	7.7%	2,564	7.3%	458	512	(10.5%)	448	2.3%	6.00	4.99	20.3%	5.73	4.9%
Poultry	2,253	2,022	11.4%	2,162	4.2%	404	444	(9.1%)	402	0.4%	5.58	4.55	22.6%	5.37	3.8%
Pork/Beef	498	533	(6.5%)	402	24.0%	54	68	(19.8%)	46	19.5%	9.15	7.85	16.6%	8.82	3.7%
Processed Foods	825	866	(4.8%)	796	3.6%	108	124	(12.9%)	112	(3.7%)	7.64	6.99	9.3%	7.09	7.7%
Others Sales	15	1	-	14	5.0%	0	0	-	0	-	-	-	-	-	-
Total	3,591	3,422	5.0%	3,374	6.4%	566	636	(11.0%)	560	1.1%	6.34	5.38	17.9%	6.02	5.3%

International NOR reached R$3.6 billion in the 4Q14, +5.0% y/y, boosted by higher average prices in Reais of 17.9% y/y (+5.5% in dollar terms), and an average exchange rate (R$/US$) 11.8% higher when compared to the same period of the previous year, despite a decline of 11.0% in the volume sold during the period.

The quarterly comparison shows an increase of 6.4% in the NOR, due to average prices in Reais 5.3% higher in 4Q14 (-6.0% in dollar terms) and an average exchange rate (R$/US$) that was also 11.9% higher, combined with slightly larger volumes (+1.1% q/q).

International	R$ Million			Thousand Tons			Average Price - R$
	2014	2013	Δ%	2014	2013	Δ%	2014	2013	Δ%
In Natura	10,190	10,159	0.3%	1,788	2,019	(11.4%)	5.70	5.03	13.3%
Poultry	8,339	8,262	0.9%	1,579	1,750	(9.8%)	5.28	4.72	11.9%
Pork/Beef	1,851	1,897	(2.4%)	208	268	(22.3%)	8.89	7.08	25.6%
Processed Foods	3,085	2,917	5.8%	424	447	(5.2%)	7.28	6.53	11.6%
Others Sales	51	56	(9.9%)	0	55	-	-	1.03	-
Total	13,325	13,132	1.5%	2,211	2,520	(12.3%)	6.03	5.21	15.7%

In accumulated terms for 2014, International NOR totaled R$13.3 billion, an increase of 1.5% in comparison with 2013. Even though volumes were 12.3% lower, due to the Company´s strategy to reduce volumes in the International markets this year, this was more than compensated by a rise in average prices both in Reais terms (+15.7%) and in dollars (+6.2%).

International Sales Breakdown by Region - Quarterly

(% of Net Operating Revenues - NOR)

International Sales Breakdown by Region - Annual

(% of Net Operating Revenues - NOR)

Below we present some comments on BRF´s main markets:

•         Middle East: The volume sold in the quarter totaled 238 thousand tons, +5.8% y/y and +1.1% q/q, while the NOR was R$1.3 billion, +27.5% y/y (+3.6% q/q). The improvement was mainly due to the Company´s greater participation in important markets such as Saudi Arabia, Kuwait and Yemen. Sales volume in accumulated terms for the year reached 909 thousand tons, a growth of 4.5% compared to 2013. The NOR for the year was R$4.8 billion, 11.6% higher than 2013.

•         Asia: Sales volume reached 127 thousand tons, -10.2% y/y (-4.8% q/q), while NOR was R$819.0 million, +8.3% y/y (-0.9% q/q). The accumulated NOR for the year was R$3.0 billion, +12.8% compared to 2013, with volume of 506 thousand tons, 3.2% lower than that of 2013.

•         Europe: Sales volumes amounted to 63 thousand tons, a decline of 22.7% y/y (−7.5% q/q), while NOR reached R$562.3 million, -11.0% y/y (-3.8% q/q), in line with our strategy to reduce the sales of products outside the quota in this market. The reduction in the exported volume of turkey was behind part of this variation. The volume sold to Europe equaled 263 thousand tons in the year, 13.3% lower than in 2013, with NOR for 2014 at R$2.3 billion, 9.0% higher than the previous year.

•         Eurasia: Sales volume for the region added up to 31 thousand tons, a slight increase of 2.7% y/y, and a significant growth over the previous quarter (+141.9% q/q). This positively impacted NOR as it reached R$278.6 million, an increase of 27.2% y/y (+89.7% q/q). Volumes for Eurasia for the year as a whole, totaled 85 thousand tons, 41.0% lower than in 2013, in line with our strategy to reduce our exposure to this market. NOR for 2014 came at R$812.4 million (11.6% lower than 2013).

•         Africa: Sales volume reached 60 thousand tons in 4Q14, falling 5.6% y/y (-4.2% q/q), explained by our strategy to optimize volumes. NOR for this region was R$265.3 million in the period, +8.9% y/y (+9.9% q/q). In accumulated terms for the year, NOR from the African operations came to R$923 million, with volumes of 221 thousand tons, 14.0% lower than 2013.

•         Americas: Sales volume in this market came to 58 thousand tons, having fallen 44.4% y/y(-7.0% q/q), negatively impacting NOR, which amounted to R$445.0 million, a decrease of 28.5% y/y (+15.1% q/q). These reductions were partly explained by the decision to reduce shipments to Venezuela. The total volume sold for the year reached 266 thousand tons, with a decline of 34.3% compared to 2013. NOR came to R$1.7 billion, 26.2% below the same period of the previous year.

➢  Food Services

The Food Services result for the fourth quarter of the year continued to show growth trends in both revenues and volume, despite the challenging backdrop in the segment of outdoors food consumption.

The discipline in execution shown by all the teams ensured an increase in sales for the fast-food chains, industrial kitchens and small businesses throughout the country. We note that the market is experiencing a movement in which informal businesses are being increasingly regulated and we see the appearance of more structured restaurant chains, thus creating new opportunities for expansion in this segment in 2015.

We have also achieved extremely positive results in this period with the Christmas kits campaign. Sales of more than two million units were reached, sustained by an improved management model which guaranteed that the execution went according to plan.

	R$ Million					Thousand Tons					Average Price - R$
Food Services	4Q14	4Q13	y/y	3Q14	q/q	4Q14	4Q13	y/y	3Q14	q/q	4Q14	4Q13	y/y	3Q14	q/q
Total	574	507	13.3%	389	47.5%	73	63	16.0%	56	30.9%	7.89	8.08	(2.3%)	7.00	12.6%

NOR from Food Services came to R$573.8 million in 4Q14, an increase of 13.3% y/y. This was mainly due to the better performance of our sales teams and the commemorative items, as mentioned previously. This boosted the sales volume (+16.0% y/y), although the average prices showed a slight reduction of 2.3% in 4Q14 compared with 4Q13.

	R$ Million			Thousand Tons			Average Price - R$
Food Services	2014	2013	Δ%	2014	2013	Δ%	2014	2013	Δ%
Total	1,747	1,606	8.8%	238	217	9.7%	7.35	7.41	(0.8%)

NOR from Food Services grew by 8.8% in 2014, from R$1.6 billion in 2013 to R$1.7 billion in accumulated terms for 2014. Volumes rose by 9.7%, in the same comparison, while average prices remained practically unchanged (-0.8% compared to 2013).

Breakdown of the Consolidated NOR (%)

(Quarterly)

Breakdown of the Consolidated NOR (%)

 (Annual)

2)   Cost of Goods Sold (COGS)

COGS - R$ Million	4Q14	4Q13	y/y	3Q14	q/q	2014	2013	Δ%
COGS	(5,359)	(5,592)	(4.2%)	(5,093)	5.2%	(20,497)	(20,878)	(1.8%)
% of the NOR	(66.6%)	(74.2%)	7.6 p.p.	(70.4%)	3.8 p.p.	(70.7%)	(75.1%)	4.5 p.p.

In 4Q14, COGS amounted to R$5.4 billion, 4.2% lower y/y. COGS in the quarter represented 66.6% of NOR, compared to 74.2% for 4Q13, when there was a reduction both in the cost of soybean as well as in soybean meal compared to 4Q13, positively impacting this result.

COGS were 5.2% higher than in 3Q14, mainly due to the increase in the price of soybean meal q/q.

In accumulated terms for 2014, COGS totaled R$20.5 billion, registering a slight drop of 1.8% over 2013. This was mainly due to a fall in corn price for the period, which was partially offset by an increase in soybean meal price. In 2014, COGS represented 70.7% of NOR compared to 75.1% in 2013.

➢  Slaughtering and Production

There was a fall in poultry slaughtering operations during the 4Q14 of 2.5% y/y and 2.0% q/q, reflecting our strategy of optimizing volumes, particularly in the International market. The slaughtering of pork/cattle rose by 3.2% y/y, but fell by 2.1% q/q. It is worth noting that while the strategy of deverticalize the beef business led to a decrease in cattle slaughtering, once we transferred our slaughtering facilities to Minerva, there was still an increase in pork slaughtering activities on an annual comparison.

The accumulated figures for the year show that there was a decline of 7.4% in poultry slaughtering activities, according to the strategy mentioned before. The volume of pork/cattle slaughtering activities was 1.3% lower than in 2013.

We produced 1.1 million tons of food in 4Q14, a volume 1.5% lower y/y and 1.3% lower q/q. The volume in accumulated terms for 2014 as a whole was 6.3% lower than in 2013.

Production	4Q14	4Q13	y/y	3Q14	q/q	2014	2013	Δ%
Poultry Slaughter (Million Heads)	423	434	(2.5%)	432	(2.0%)	1,664	1,796	(7.4%)
Hog/ Cattle Slaughter (Thousand Heads)	2,403	2,330	3.2%	2,456	(2.1%)	9,621	9,744	(1.3%)
Production (Thousand Tons)	1,099	1,116	(1.5%)	1,114	(1.3%)	4,307	4,595	(6.3%)
Meats*	978	985	(0.7%)	989	(1.1%)	3,825	4,089	(6.4%)
Other Processed Products**	121	131	(7.7%)	125	(3.3%)	482	506	(4.9%)
Feed and Premix (Thousand Tons)	2,619	2,633	(0.5%)	2,641	(0.8%)	10,360	11,036	(6.1%)
* Volumes of Meat of 4Q13 changed from 988.5 to 985.2 due to a corretion in volume of Argentina's production
** Volumes of Other Processed Products of 4Q13 changed from 131.5 to 130.9 due to a correction in volumes of Argentina's production.

3)   Gross Income

Gross Profit - R$ Million	4Q14	4Q13	y/y	3Q14	q/q	2014	2013	Δ%
Gross Profit	2,687	1,943	38.3%	2,145	25.3%	8,509	6,910	23.1%
Gross Margin (%)	33.4%	25.8%	7.6 p.p.	29.6%	3.8 p.p.	29.3%	24.9%	4.5 p.p.

As previously stated, BRF increased the efficiency of its operations, which translated into more robust earnings as a result of the strategies implemented in Brazil and in the International front. This led to an expansion in gross income to R$2.7 billion in 4Q14, thereby registering increases of 38.3% y/y and 25.3% q/q. The gross margin was 33.4% in 4Q14 compared with 25.8% in 4Q13 and 29.6% in 3Q14.

The Company´s accumulated gross income for the year was R$8.5 billion, 23.1% higher than the previous year, with a gross margin of 29.3% in 2014 compared to 24.9% in 2013.

4)   Operating Expenses

Operating Expenses - R$ Million	4Q14	4Q13	y/y	3Q14	q/q	2014	2013	Δ%
Selling Expenses	(1,164)	(1,185)	(1.7%)	(1,024)	13.7%	(4,217)	(4,141)	1.8%
% of the NOR	(14.5%)	(15.7%)	1.3 p.p.	(14.1%)	(0.3) p.p.	(14.5%)	(14.9%)	0.4 p.p.
General and Administrative Expenses	(110)	(114)	(3.8%)	(96)	14.5%	(402)	(427)	(5.9%)
% of the NOR	(1.4%)	(1.5%)	0.2 p.p.	(1.3%)	0.0 p.p.	(1.4%)	(1.5%)	0.2 p.p.
Operating Expenses	(1,274)	(1,299)	(1.9%)	(1,120)	13.8%	(4,619)	(4,568)	1.1%
% of the NOR	(15.8%)	(17.2%)	1.4 p.p.	(15.5%)	(0.4) p.p.	(15.9%)	(16.4%)	0.5 p.p.

Our operating expenses in 4Q14 totaled R$1.3 billion, following the downward trend seen in the 4Q13 (-1.9% lower y/y). This was a consequence of better cost control (reflecting the results obtained with the ZBB3). Operating expenses, in percentage terms, amounted to 15.8% of NOR in 4Q14 compared with 17.2% in 4Q13.

Operating expenses remained relatively stable in accumulated terms, showing a slight rise of 1.1%, mainly due to higher expenditure in marketing and in trade marketing, which was in line with the Company´s strategy of having a greater focus on the customer and strengthening our brands. In percentage terms, given the Company´s growth, operating expenses fell over the year and reached 15.9% of NOR compared to 16.4% in 2013.

3 The purpose of the ZBB (Zero Based Budget) was to review the Company´s spending budget, giving priority to those activities and processes that are essential to the business. This project brought great improvements during the year, with the main advances seen in the revision of the headcount and spending on administrative structures.

5)   Other Operating Results

Other Operating Results - R$ Million	4Q14	4Q13	y/y	3Q14	q/q	2014	2013	Δ%
Other Operating Revenues	266	(2)	-	23	1062.0%	482	82	487.6%
Other Operating Expenses	(266)	(159)	67.4%	(225)	18.1%	(920)	(540)	70.4%
Other Operating Results	(0)	(162)	(99.8%)	(202)	(99.9%)	(438)	(458)	(4.4%)
% of the NOR	0.0%	(2.1%)	2.1 p.p.	(2.8%)	2.8 p.p.	(1.5%)	(1.6%)	0.1 p.p.

We had a compensation in our operational results line in the 4Q14, mainly due to the capital gain from the sale of the beef assets to Minerva, which was equivalent to R$179.3 million, which, combined with the other revenues earned in the quarter, more than compensated for the higher expenses with the employee profit-sharing plan and provisions, equivalent to R$217.6 million and R$50.0 million, respectively.

The accumulated figures for the year showed a negative net result equivalent to R$438.1 million, representing a reduction of 4.4% over 2013. The main revenues that impacted this result were the net gains from the share swap with Minerva, as mentioned previously, along with net gains from the disposal of property, plants and equipment that totaled R$111.4 million in 2014.

On the other hand, the main expenses in the period included the employee profit- sharing plan which amounted to R$356.5 million, R$214.7 million of restructuring expenses and higher provisions for tax and civil/labor risks equivalent to R$91.2 million and R$72.4 million, respectively.

6)   Operating Result (EBIT)

EBIT	R$ Million					EBIT Margin
	4Q14	4Q13	y/y	3Q14	q/q	4Q14	4Q13	y/y	3Q14	q/q
Brazil	723	404	78.8%	381	89.5%	18.6%	11.2%	7.4 p.p.	11.0%	7.6 p.p.
International	581	21	2676.7%	413	40.7%	16.2%	0.6%	15.6 p.p.	12.2%	3.9 p.p.
Food Services	103	63	64.2%	38	168.2%	17.9%	12.4%	5.6 p.p.	9.9%	8.1 p.p.
Total	1,406	488	188.4%	833	68.9%	17.5%	6.5%	11.0 p.p.	11.5%	6.0 p.p.

Consolidated EBIT in 4Q14 totaled R$1.4 billion, +188.4% y/y, with all business units contributing positively. The consolidated margin was 17.5% in 4Q14 compared with 6.5% in 4Q13. A quarterly comparison shows a growth in EBIT by 68.9%, while the margin rose by 6.0 p.p.

EBIT	R$ Million			EBIT Margin
	2014	2013	Δ%	2014	2013	Δ%
Brazil	1,842	1,320	39.5%	13.2%	10.1%	3.1 p.p.
International	1,433	399	259.3%	10.8%	3.0%	7.8 p.p.
Food Services	203	177	14.9%	11.6%	11.0%	0.6 p.p.
Total	3,478	1,896	83.4%	12.0%	6.8%	5.2 p.p.

The accumulated EBIT for the year was R$3.5 billion, 83.4% higher y/y and the margin rose from 6.8% in 2013 to 12.0% in 2014. This result shows that the Company not only benefitted from the positive market conditions but, above all, managed to capture gains from the structural improvements that were implemented in Brazil, as well as in the International markets, during the year.

➢  Brazil

EBIT from the Brazilian operations reached R$722.5 million, +78.8% y/y and +89.5% q/q, with a margin of 18.6% compared with 11.2% in 4Q13 and 11.0% in 3Q14. This was due to higher volumes we saw in this market during the period, as well as the improvement in costs and expenses.

Accumulated EBIT for the year amounted to R$1.8 billion in Brazil thereby, registering an increase of 39.5% over 2013, with a gain of 3.1 p.p. in the margin.

➢  International

The International activities´ EBIT reached R$580.9 million, a significant rise over the 4Q13 figure of R$20.9 million and 40.7% higher q/q. The margin expanded by 15.6 p.p. y/y and by 3.9 p.p. q/q. We continued once again to see a structural improvement in the operating result in all regions during the fourth quarter of the year.

EBIT from the International operations was R$1.4 billion in accumulated terms for the year. This was an impressive improvement of 259.3% compared to 2013, representing a gain of 7.7 p.p. in margin, which rose from 3.0% in 2013 to 10.8% in 2014.

The improved results both for 4Q14 and for the full year of 2014, are a consequence of the initiatives the Company adopted during the period, the main ones being, optimization of the allocation of volumes between markets, better allocation of sales through the channels, the acquisition of distributors in the Middle East, a sharp reduction in sea freight and better phasing of shipments during the month (which brought greater predictability and savings).

➢  Food Services

EBIT from Food Services was R$103 million in 4Q14, +64.2% y/y and +168.2% q/q, leading to a margin of 17.9% in the period, compared to 12.4% in 4Q13 and 9.9% in 3Q14. This was a result of the higher volumes we sold in this market, greater efficiency and the dilution of expenses, along with better costs in comparison to 4Q13.

The accumulated EBIT from this segment came to R$203.5 million in the year, compared to R$177 million for 2013, an expansion of 14.9% which translated into a gain of 0.6 p.p. in margin for 2014.

7)   Net Financial Result

R$ Million	4Q14	4Q13	y/y	3Q14	q/q	2014	2013	Δ%
Financial Income	377	(127)	-	616	(38.7%)	1,581	817	93.4%
Financial Expenses	(578)	(133)	334.4%	(815)	(29.1%)	(2,571)	(1,565)	64.3%
Net Financial Income (Expenses)	(201)	(260)	(22.7%)	(200)	0.4%	(991)	(748)	32.5%

Net financial expenses in 4Q14 were 22.7% lower y/y, mainly as a result of higher gains obtained in currency variation, interest over assets and financial investments, when compared to the same period of the previous year. However, they were also impacted by currency variation on loans and financing as well as on other liabilities, which corresponded to a total net financial expense of R$200.6 million in the quarter. The result was relatively stable when compared to 3Q14, with a slight rise of +0.4% q/q.

This line showed an accumulated net financial expense for the year of R$990.7 million, which corresponded to an increase of 32.5% over 2013. The main elements that impacted this result were the premium paid in carrying out the buyback of bonds in the second quarter and the adjustment to present value for the year.

The use of non-derivative and derivative financial instruments for coverage of foreign exchange exposure allows for significant reductions in the net currency exposure in the balance sheet. We highlight that we moved from a currency exposure impacting the result of US$36.0 million “long” in 3Q14 to US$567 million “long” in 4Q14. This increased long-term currency exposure in the balance sheet resulted from the signing of the contract with Lactalis over the sale of our Dairy business in December 2014. As the amount of the transaction had been previously agreed at a total of R$1.8 billion, and then fixed in dollar terms upon the signing of the contract (approximately US$700.0 million), without the creation of a hedge, it is therefore subject to currency adjustments until the conclusion of this transaction. (Please refer to Explanatory Note 4.1.d.)

On December 31, 2014, the non-derivative financial instruments designated as hedge accounting for currency protection of the cash flow, amounted to US$ 600.0 million. Furthermore, the derivative financial instruments designated as hedge accounting, in the cash flow hedge concept for covering highly likely exports, totaled US$716.0 million, €82.0 million, £42.0 million and ¥16,993.0 million, in their respective currencies. These instruments also directly contributed to the reduction in the currency exposure. In both cases, the unrealized result from the currency variation was accounted for in the other comprehensive income.

8)   Debt

R$ Million	12.31.2014			12.31.2013
	Current	Non-Current	Total	Total	Δ%
Debt
Local Currency	(2,541)	(1,452)	(3,993)	(4,073)	(2.0%)
Foreign Currency	(455)	(7,399)	(7,854)	(6,466)	21.5%
Gross Debt	(2,996)	(8,850)	(11,847)	(10,538)	12.4%
Cash Investments
Local Currency	2,043	177	2,220	1,091	103.6%
Foreign Currency	4,594	-	4,594	2,663	72.5%
Total Cash Investments	6,638	177	6,815	3,754	81.5%
Net Debt	3,641	(8,673)	(5,032)	(6,784)	(25.8%)
Exchange Rate Exposure - US$ Million	-	-	567	(87)	-

The Total Gross Debt, as shown above, amounting to R$11,847.0 million, accounts for the total financial debt, plus other financial liabilities, which add up to R$257.4 million, as stated in Explanatory Note 4.1.f of the Financial Statements of 12.31.2014.

                                           Development of Net Debt/EBITDA

*For the 4Q14, we have only considered the results from the continued operations for calculating the ratio (excluding Dairy). For the other quarters, the calculations include both continued and discontinued operations.

The Company´s net debt reached R$5.0 billion, 25.8% lower than registered in December 31, 2013, resulting in a net debt to EBITDA ratio (last twelve months) of 1.04x, compared with 1.40x in 3Q14. The reduction in the net debt q/q was mainly due to the Company´s strong operating cash generation. (See Item 11. Free Cash Flow)

9)   Investments (Capex)

The investments in growth, support and efficiency amounted to R$342.6 million in the quarter, representing a reduction of 9.1% y/y. We are also considering in this amount R$135.8 million of investments in biological assets (breeders). Including the amount of R$387.0 million of investments in acquisitions/others, we reached a total of R$729.6 million in investments in 4Q14. We continue to direct investments to automation, logistics and systems (IT).

The Company´s investments in the year totaled R$1.5 billion and were in line with the guidance provided, directed towards growth, support and improving efficiency. We are also considering in this amount R$517.5 million of investments in biological assets. This figure did not include R$514.4 million directed at acquisitions and others, R$ 67.8 million in leasing, which altogether would add up to R$2.0 billion for the year of 2014.

10)     Financial Cycle

Financial Cycle

(Acc. Receivable + Inventories – Acc. Payable)/NOR

*For the 4Q14, we have only considered the results from the continued operations (excluding Dairy). For the other quarters, the calculations include both continued and discontinued operations.

The Company´s focus on optimizing its working capital resulted in the improvement of the financial cycle which reached 36.9 days at the end of 4Q14, compared with 49.5 days at the end of 4Q13 and 41.1 days at the end of 3Q14. In percentage terms, we went from 13.0% in 4Q13 and 10.8% in 3Q14 to 10.1% of NOR in 4Q14. This improvement reflects the results of important projects implemented throughout the year, particularly in the accounts payable and accounts receivable lines, also due to more controlled inventory levels.

It is also worth mentioning that, as we announced in 3Q14, there was an impact on the working capital as a result of the rebuilding of grain inventories, as well as an increase in the inventory of finished products in Brazil (commemorative items). However, we have consumed part of our grain inventory in the 4Q14 and we also increased our accounts payable, which helped improve the financial cycle in the period. On the other hand, as a result of the seasonal factors present in this quarter and the sales performance of the commemorative products, we also had an increase in our receivables in the last quarter of the year.

11)  Simplified Cash Flow

Simplified Cash Flow

(EBITDA – Change in Working Capital - Capex)

*Accumulated FCF for the 4Q14 does not consider discontinued operations (Dairy). The other quarters consider both continued as well as discontinued operations.

Simplified Free cash flow (EBITDA – Financial Cycle Variation – Capex) for the year reached R$4.1 billion, an increase of 170.9% when compared to 2013, reflecting the Company´s better operational performance in the period, both in terms of EBITDA performance as well as in the management of our Financial Cycle, as already mentioned in the item “Financial Cycle”.

12)  Equity Income Result

The equity income result resulting from the participation in the earnings of affiliates and Joint Ventures, represented a loss of R$6.5 million in 4Q14 compared with a gain of R$5.5 million in 4Q13. This result was mainly due to Minerva´s performance, which started to be consolidated proportionally in our result through the equity income line as from October 1, 2014, when the agreement for the sale of our beef operations in exchange for a stake of 15.2% in the company´s total and voting capital (following the integral conversion of the mandatory convertible bonds issued by the referred company) was concluded.

The equity income result showed a total gain of R$25.6 million in accumulated terms for the year. This represented an increase of 98.1% over 2013.

13)  Income Tax and Social Contribution

Income Tax and Social Contribution - R$ Million	4Q14	4Q13	y/y	3Q14	q/q	2014	2013	Δ%
Income before Taxes	1,206	228	428.8%	633	90.5%	2,488	1,149	116.5%
Income Tax and Social Contribution	(214)	(0)	-	(65)	227.7%	(353)	(129)	173.1%
Effective Tax Rates (%)	(17.8%)	(0.2%)	(17.6) p.p.	(10.3%)	(7.4) p.p.	(14.2%)	(11.2%)	(2.9) p.p.

The income tax and social contribution showed a total expense of R$214.3 million in 4Q14 compared with R$403.0 thousand in 4Q13 and represented an effective rate of 17.8% and 0.2%, respectively. The main factors that led the Company to present an effective rate lower than the nominal rate were: the fiscal benefit in the payment of interest on capital, subventions for investments and the results of subsidiaries abroad (Please refer to Explanatory Note 14.3).

The accumulated income tax and social contribution in the year showed a total expense of R$352.6 million compared with R$129.1 million in 2013. This was an increase of 173.1% on an annual comparison and represented an effective rate of 14.2%, whereas the effective rate obtained in 2013 was 11.2%. This increase was mainly due to the improvement in the Company´s results in the year, both in Brazil and in the International market.

14)  Non-Controlling Shareholders

The result attributed to non-controlling shareholders of subsidiaries in Argentina, the Middle East and Europe, represented in the 4Q14 an expense of R$502.0 thousand, compared to revenues of R$235.0 thousand in 4Q13. In the accumulated of the year, the attributed results to the non-controlling shareholders represented a revenue of R$159.0 thousand, against an expense of R$4.4 million in 2013.

15)  Discontinued Operation Results (Dairy)

As mentioned previously, due to the sale of the Dairy operations to the Lactalis group, the results of these activities are presented as discontinued operations.

The net income in 4Q14 of the Dairy operations totaled R$27.2 million vis-à-vis a loss of R$19.4 million in 4Q13, and 47.5% less than 3Q14.

The result of discontinued operations accumulated throughout the year was of R$89.8 million, 90.4% higher if compared to 2013.

A more detailed analysis of these results will be presented in item 20 of this report.

16) Net Income

Net Income - R$ Million	4Q14	4Q13	y/y	3Q14	q/q	2014	2013	Δ%
Net Income from Continued Operations	991	228	334.9%	572	73.2%	2,135	1,015	110.3%
Net Margin (%)	12.3%	3.0%	9.3 p.p.	7.9%	4.4 p.p.	7.4%	3.7%	3.7 p.p.
Net Income Total	1,018	208	388.5%	624	63.1%	2,225	1,062	109.4%
Net Margin (%)	11.7%	2.5%	9.1 p.p.	7.8%	3.9 p.p.	7.0%	3.5%	3.5 p.p.

The result of the Company´s operational improvements can be seen in the Company´s net income for the period. When we look at the continued operations alone, net income sums up to R$991.0 million in 4Q14, showing an increase of 334.9% y/y and with a net margin of 12.3%, 9.3 p.p. higher y/y. There was growth of 73.2% in the net income in comparison with 3Q14, with the net margin expanding by 4.4 p.p..

The accumulated net income for the year obtained from continued operations totaled R$2.1 billion, an increase of 110.3% compared to 2013, with the net margin expanding from 3.7% in 2013 to 7.4% in 2014.

The Company´s total net income, considering continued and discontinued operations, reached R$1.0 billion in 4Q14, +388.5% y/y, with a growth of 9.1 p.p. of net margin. A comparison with the previous quarter shows that the total net income was 63.1% higher, with a gain of 3.9 p.p. of margin.

The accumulated total net income from continued plus discontinued operations, in 2014, was R$2.2 billion. This represented an increase of 109.4% compared with the same period of the previous year, leading to a gain of 3.5 p.p. in net margin.

17)  EBITDA

EBITDA - R$ Million	4Q14	4Q13	y/y	3Q14	q/q	2014	2013	Δ%
Net Income	991	228	334.9%	572	73.2%	2,135	1,015	110.3%
Income Tax and Social Contribution	214	0	-	65	227.7%	353	129	173.1%
Net Financial	201	260	(22.7%)	200	0.4%	991	748	32.5%
Depreciation and Amortization	357	293	21.6%	292	22.1%	1,230	1,117	10.1%
EBITDA from Continued Operations	1,762	781	125.6%	1,130	56.0%	4,709	3,009	56.5%
EBITDA Margin (%)	21.9%	10.4%	11.5 p.p.	15.6%	6.3 p.p.	16.2%	10.8%	5.4 p.p.
EBITDA Total	1,818	773	135.3%	1,216	49.6%	4,897	3,131	56.4%
EBITDA Margin (%)	20.9%	9.4%	11.5 p.p.	15.2%	5.7 p.p.	15.4%	10.3%	5.1 p.p.

EBITDA (Continued Operations) – Quarterly Trend

(R$ Million)

EBITDA (Continued Operations) – Annual Trend

(R$ Million)

Given all of the things that have been described in this report, EBITDA for the Company´s continued operations reached R$1.8 billion in 4Q14, an increase of 125.6% y/y and 56.0% q/q. This led to an EBITDA margin of 21.9% in 4Q14, compared to 10.4% in 4Q13 and 15.6% in 3Q14.

The accumulated EBITDA for the year for the continued operations amounted to R$4.7 billion, an increase of 56.5% over 2013. There was a gain of 5.4p.p. in margin, that rose from 10.8% in 2013 to 16.2% in 2014.

EBITDA (Continued + Discontinued Operations) – Quarterly Trend

(R$ Million)

EBITDA (Continued + Discontinued Operations) – Annual Trend

(R$ Million)

Considering continued and discontinued operations, the Company´s total EBITDA was R$1.8 billion, 135.3% higher y/y, with a margin of 20.9%, relative to 9.4% in 4Q13 and 15.2% in 3Q13.

In the accumulated results for 2014, EBITDA for the continued operations combined with the discontinued operations, was R$4.9 billion. This represented an increase of 56.4% in comparison with 2013, a gain of 5.1 p.p. in margin.

18)  Shareholder Equity

Shareholder´s Equity reached R$15.7 billion, on December 31, 2014, compared to R$15.4 billion on September 30, 2014. This was mainly due to higher net result obtained in the quarter.

19)  Interest on Equity and Dividends

An extraordinary meeting of the Board of Directors held on December 18, 2014 approved the distribution of R$376.8 million allocated to the payment of interest on equity, and R$86.5 million for an additional distribution in the form of dividends, totaling R$ 463.3 million. Payments will be made on February 13, 2015. (See Explanatory Note 27.2.)

During the year of 2014, a total of R$737.8 million was distributed, relative to the interest on equity, and R$86.5 million relative to dividends, totaling a sum of R$824.3 million in distribution.

20) Result from Discontinued Operations (Dairy products)

As already mentioned in this document, in September 2014, we announced the signing of a binding memorandum of understanding with Parmalat S.p.A., a company belonging to the Lactalis Group. This document established the terms and conditions for the sale of the plants in our dairy segment, including the corresponding assets and brands dedicated to the segment. We also announced in December of this same year that we had signed the definitive sale contract for this operation.

In line with the prevailing regulations and legislation now in order, we reclassified the assets and liabilities related to the sold operations in a line in the balance sheet called “Non-current assets maintained for sale and discontinued operations” within the current assets and “Liabilities related to non-current assets for sale and discontinued operations” within the current liabilities. (See Explanatory Note 13.2.)

In the Financial Statements, we are separating the results from the Company´s continued operations, as described in this report, and the results from the discontinued operations relative to the Dairy operations that we describe below.

➢  Net Operating Revenues (NOR) from Discontinued Operations

Dairy	R$ Million					Thousand Tons					Average Price - R$
	4Q14	4Q13	y/y	3Q14	q/q	4Q14	4Q13	y/y	3Q14	q/q	4Q14	4Q13	y/y	3Q14	q/q
Dry Division	368	351	4.7%	432	(14.8%)	145	123	17.5%	152	(4.8%)	2.54	2.85	(10.9%)	2.84	(10.5%)
Frozen and Fresh Division	302	295	2.4%	311	(3.1%)	55	59	(6.9%)	59	(6.6%)	5.52	5.02	10.0%	5.32	3.8%
Other Sales	0	27	-	0	-	0	31	-	0	-	-	0.88	-	-	-
Total	670	674	(0.6%)	743	(9.9%)	199	213	(6.3%)	211	(5.3%)	3.36	3.16	6.1%	3.53	(4.8%)

In 4Q14, the NOR of the Dairy operations amounted to R$669.6 million, 0.6% less in the comparison y/y, boosted by a rise in the average price of 6.1% y/y, which offset partially the fall in the volumes of 6.3% y/y. A quarterly comparison shows that there was a fall of 9.9% in the NOR, and a decline in volume of 5.3%. Prices also fell by 4.8% in the same comparison.

Dairy	R$ Million			Thousand Tons			Average Price - R$
	2014	2013	Δ%	2014	2013	Δ%	2014	2013	Δ%
Dry Division	1,537	1,446	6.3%	573	543	5.7%	2.68	2.66	0.6%
Frozen and Fresh Division	1,183	1,208	(2.0%)	227	249	(8.7%)	5.20	4.85	7.3%
Other sales	0	80	-	0	103	-	-	0.78	-
Total	2,720	2,734	(0.5%)	801	895	(10.5%)	3.40	3.05	11.2%

The accumulated NOR for the year from this segment reached R$2.7 billion and was stable in comparison with 2013 (-0.5%). The increase of 11.2% in the average prices compensated the fall of 10.5% in volumes registered in the period.

➢  Operating Result (EBIT) from Discontinued Operations

Dairy - R$ Million	4Q14	4Q13	y/y	3Q14	q/q	2014	2013	Δ%
NOR	670	674	(0.6%)	743	(9.9%)	2,720	2,734	(0.5%)
EBIT	37	(26)	(240.3%)	70	(47.5%)	121	63	90.4%
EBIT Margin (%)	5.5%	(3.9%)	9.3 p.p.	9.4%	(3.9) p.p.	4.4%	2.3%	2.1 p.p.

EBIT from the Dairy operations were R$36.6 million in 4Q14, recovering when compared with the negative result of R$26.1 million in the 4Q13. The margin went from -3.9% in 4Q13, to 9.4% in 3Q14, falling to 5.5% in 4Q14, mainly as a result of the higher costs obtained in the last quarter of the year.

The accumulated EBIT for the year for this segment reached R$120.6 million compared to R$63.3 million in 2013 (+90.4%). This rise was mainly due to the increase in average prices in the period, as previously described, along with the greater efficiency and better dilution of expenses.

Stock Market

The Company´s market capitalization came to R$55.3 billion at the end of the quarter.

Performance of the shares on the BM&FBovespa (4Q14)

Source: Bloomberg

Performance of the ADRs on the NYSE (4Q14)

Source: Bloomberg

Performance of the shares on the BM&FBovespa (2014)

Source: Bloomberg

Performance of the ADRs on the NYSE (2014)

Source: Bloomberg

Diffused Control

Base: 31.12.2014

Number of shares: 872,473,246 (common)

Capital Stock: R$12.5 billion

(We present in the following tables the Profit and Loss Account for the Year, the Balance Sheet and Cash Flow Statement of the continued operations and, as a comparison base, also the statements of the continued + discontinued operations).

BRF S.A. Consolidated

Financial Statement from Continued Operations - R$ Million	2014	2013	Δ%
Net Operating Revenues	**29,007**	**27,787**	**4.4%**
Cost of Sales	**(20,497)**	**(20,878)**	**(1.8%)**
% of the NOR	(70.7%)	(75.1%)	4.5 p.p.
Gross Profit	**8,509**	**6,910**	**23.1%**
% of the NOR	29.3%	24.9%	4.5 p.p.
Operating Expenses	**(4,619)**	**(4,568)**	**1.1%**
% of the NOR	(15.9%)	(16.4%)	0.5 p.p.
Selling Expenses	**(4,217)**	**(4,141)**	**1.8%**
% of the NOR	(14.5%)	(14.9%)	0.4 p.p.
Fixed	(2,564)	(2,401)	6.8%
Variable	(1,652)	(1,740)	(5.0%)
General and Administrative Expenses	**(402)**	**(427)**	**(5.9%)**
% of the NOR	(1.4%)	(1.5%)	0.2 p.p.
Honorary of our Administrators	(26)	(22)	18.0%
% of the NOR	(0.1%)	(0.1%)	0.0 p.p.
General and Administrative	(376)	(405)	(7.2%)
% of the NOR	(1.3%)	(1.5%)	0.2 p.p.
Operating Income	**3,891**	**2,342**	**66.2%**
% of the NOR	13.4%	8.4%	5.0 p.p.
Other Operating Results	**(438)**	**(458)**	**(4.4%)**
Equity Income	**26**	**13**	**98.1%**
EBIT	**3,478**	**1,896**	**83.4%**
% of the NOR	12.0%	6.8%	5.2 p.p.
Net Financial Income	**(991)**	**(748)**	**32.5%**
Income before Taxes	**2,488**	**1,149**	**116.5%**
% of the NOR	8.6%	4.1%	4.4 p.p.
Income Tax and Social Contribution	(353)	(129)	173.1%
% of Income before Taxes	(14.2%)	(11.2%)	(2.9) p.p.
Net Income before Non-Controlling Shareholders	**2,135**	**1,020**	**109.4%**
Non-Controlling Shareholders	**0**	**(4)**	**-**
Net Income from Continued Operations	**2,135**	**1,015**	**110.3%**
% of the NOR	7.4%	3.7%	3.7 p.p.
Net Income from Discontinued Operations	**90**	**47**	**90.4%**
Net Income (Continued + Discontinued Operations)	**2,225**	**1,062**	**109.4%**
% of the NOR	7.0%	3.5%	3.5 p.p.
EBITDA From Continued Operations	**4,709**	**3,009**	**56.5%**
% of the NOR	16.2%	10.8%	5.4 p.p.
EBITDA (Continued + Discontinued Operations)	**4,897**	**3,131**	**56.4%**
% of the NOR	15.4%	10.3%	5.1 p.p.

BRF S.A. Consolidated

Financial Statement (Continued + Discontinued Operations) - R$ Million	2014	2013	Δ%
Net Operating Revenues	**31,727**	**30,521**	**4.0%**
Cost of Sales	**(22,609)**	**(22,953)**	**(1.5%)**
% of the NOR	(71.3%)	(75.2%)	3.9 p.p.
Gross Profit	**9,118**	**7,568**	**20.5%**
% of the NOR	28.7%	24.8%	3.9 p.p.
Operating Expenses	**(5,073)**	**(5,086)**	**(0.3%)**
% of the NOR	(16.0%)	(16.7%)	0.7 p.p.
Selling Expenses	**(4,641)**	**(4,624)**	**0.4%**
% of the NOR	(14.6%)	(15.2%)	0.5 p.p.
Fixed	(2,817)	(2,686)	4.9%
Variable	(1,825)	(1,938)	(5.9%)
General and Administrative Expenses	**(432)**	**(462)**	**(6.5%)**
% of the NOR	(1.4%)	(1.5%)	0.2 p.p.
Honorary of our Administrators	(29)	(25)	16.6%
% of the NOR	(0.1%)	(0.1%)	0.0 p.p.
General and Administrative	(403)	(437)	(7.8%)
% of the NOR	(1.3%)	(1.4%)	0.2 p.p.
Operating Income	**4,045**	**2,482**	**63.0%**
% of the NOR	12.7%	8.1%	4.6 p.p.
Other Operating Results	**(469)**	**(535)**	**(12.5%)**
Equity Income	**23**	**13**	**70.7%**
EBIT	**3,599**	**1,960**	**83.7%**
% of the NOR	11.3%	6.4%	4.9 p.p.
Net Financial Income	**(991)**	**(748)**	**32.5%**
Income before Taxes	**2,608**	**1,212**	**115.2%**
% of the NOR	8.2%	4.0%	4.2 p.p.
Income Tax and Social Contribution	(383)	(145)	163.9%
% of Income before Taxes	(14.7%)	(12.0%)	(2.7) p.p.
Net Income before Non-Controlling Shareholders	**2,225**	**1,067**	**108.5%**
Non-Controlling Shareholders	**0**	**(4)**	**-**
Net Income	**2,225**	**1,062**	**109.4%**
% of the NOR	7.0%	3.5%	3.5 p.p.
EBITDA	**4,897**	**3,131**	**56.4%**
% of the NOR	15.4%	10.3%	5.1 p.p.

Attachment

Sales Breakdown by Channel – Brazil

(% of Net Operating Revenues - NOR)

Wholesale	Distributors, wholesalers and small business representatives belonging to board route retail customers.
Supermarket	Accounts of large customers (key accounts) with national coverage from 1 to 50 checkouts, including the wholesaler branches known as "atacarejos".
Food Services	Clients of the Food Services channel, such as restaurants, hotels, pizzerias, industrial kitchens, Government Agency, etc
Retail	Smaller clients in the retail industry, such as supermarkets, butchers, grocery, bakery, etc

*BRF has adopted a new sales structure since January 2014 in order to make this classification fit more adequately into the Company´s current situation. All clients were reclassified under this new structure, in line with their profiles, creating new groups with a different composition and size from those existing in 2013. This reorganization mainly affected the Supermarkets and Retail channels.

Marketing and Innovation

In 4Q14, we announce the launches of new products in the commemorative line which raised our banner as a modern and innovative Company.

We launched the “Chester flavors of Brazil” line with Chester Gaucho style and Chester Mineiro style which brought a tasty touch to Brazilian cuisine.

Additionally, the Sadia brand consolidated the commemorative products of the “Fácil” line through the re-launch of the loin, leg of pork and the traditional Sadia turkey products that gained new packaging and flavors.

Rating

The company has investment grade rating BBB- from Fitch Ratings and Standard & Poor’s and Baa rating from Moody’s; S&P with a positive outlook and the other two with a stable outlook.

Novo Mercado

BRF joined the Novo Mercado segment of the BM&FBovespa on April 12, 2006 and is bound by the Market Arbitration Chamber, under its commitment clause to the bylaws and regulations.

Risk Management

BRF and its subsidiaries have adopted a series of measures previously structured and addressed in line with its risk policy to maintain the inherent risks to its business under the strictest control. Risks on the operating market, sanitary control, grains, food safety, environmental protection, internal controls and financial risks are monitored. Explanatory Note 4 of the Financial Statements gives details of this supervision and further details can also be found in our Reference Form and 20F Report presented annually to the Brazilian Securities and Exchange Commission (CVM) and the US Securities Exchange Commission (SEC), respectively.

Social Report and Appreciation of Human Capital

BRF operates in Brazil with 34 plants (not taking into consideration the Dairy plants, which are included in the sale agreement signed with Lactalis), 27 distribution centers, TSPs, hatcheries and commercial offices. It operates abroad with seven industrial units in Argentina, two in Europe (England and The Netherlands) and one in the United Arab Emirates (Abu Dhabi), along with 19 commercial offices. BRF has more than 104 thousand employees throughout the world.

In synergy with the Company´s transformation movement and enhancement human capital that has been implemented through the Viva BRF program, we launched the new BRF Leadership Apprentice Path, which focuses especially on supervisors and coordinators. Around 740 people were trained in 2014 and the training process will continue in 2015, both in those places which have already received the Starting Point and will begin the Apprentice Rounds, as well as in those places which have still not received the training and will have the Starting Point offered to their leaders. The focus on the training of Company´s supervisors is encouraged due to the fact that they are responsible for the direct management of around 95% of BRF´s employees.

The work on training staff in obligatory, legal, Health, Safety and Environmental Management and Training at the Workplace aspects continued in 4Q14. It involved 45 thousand staff and amounted to 617 thousand hours of training. Of these employees, 7,700 took part in the Internal Training at the Workplace program, with a work load amounting to 287 thousand hours.

Viva BRF

Viva BRF was introduced in 2014 and it is a movement of organizational culture that brings together a combination of initiatives, values and attributes designed by the core of the company´s culture and constructed jointly with employees. The core formed by executives, leaders and ambassadors from different areas spent three months of 2014 traveling all BRF´s locations in Brazil in order to speak with staff from different units about BRF´s features.

The process of building our culture is aimed at creating a strong collective force; union and a single proposal; meritocracy, appreciation and retention of talents; construction of the company´s values; and living and celebrating all that we have and can be. In this context, seven attributes that define the new BRF moment were chosen: Owners passion, inspired by the consumer, healthy life, eager for performance, right away, never settle for less and building together.

We have also built an action model, based on five priorities that will guide our teams to achieve the results we have outlined:

➢  Sustainable chain: We seek an integrated and balanced supply chain supported by collaboration and value generation for all those who are part of it. We want to relive the respect for the rural areas and ownership at each stage by sharing results and creating a virtuous cycle among producers, processors, sales agents and consumers.

➢  Innovation: Maintaining and seeking market leadership on a constant basis in all that we do, either in the development of products and in the continuous improvement of our processes.

➢  People: It is through our people that the company will deliver results with soul. This is why they are at the heart of the new model. By putting the VIVA BRF attitudes and pursuing a distinguished performance and meritocracy as a way of recognition at all levels, we will help BRF become a company with a soul, and distinguished from the others.

➢  Quality: BRF should be a benchmark of quality in all that it does. In our products and in the way we deal with our clients and partners.

➢  Brand: These are the icons that connect with our consumers, attesting to everything we are and to the careful delivery of what we can make best: food. The strength of our brands is connected to the pride we have of our history and propels us to strive to market leaders in all places where we operate.

Health, Safety and Environmental Management

The Health, Safety and Environmental Management supervision (HSE) continues to make considerable progress. In 4Q14, there was a non-recurring increase in the frequency rate (FR) due to an accident in transporting employees. Despite this, there was a decline of 2.3% in the frequency rate in accumulated terms for 2014 and a fall of 33% in the gravity rate (GR) in relation to 2013.

Stock Options Plan

The Company currently has 11,390,846 stock options granted to 228 executives, with a maximum exercise period of five years, as established in the Regulations of the Stock Option Plan approved on March 31, 2010 and modified in April 24, 2012, April 9, 2013 and April 3, 2014 at the Annual Ordinary and Extraordinary Shareholders´ Meetings. These include the CEO, vice-presidents, directors and other BRF executives.

Relationship with the independent auditors

The Company announces, under CVM Instruction Nº 381 of January 14, 2003, that its policy of contracting services not related to the external audit is based on principles that preserve the independence of the auditor.

Within the terms of the CVM Instruction 480/09, the management declares that, at a meeting held on February 26, 2015, it discussed, reviewed and agreed with the information expressed in the revision of the independent auditors´ report on the financial information related to the period covering the three months ending on December 31, 2014.

Disclaimer

The statements in this report related to the Company's business perspective, projections and results, and its growth potential are mere forecasts and have been based on the management's expectations of the Company's future. These expectations are highly dependent on market changes and the overall economic performance of the country, the sector and international markets; they are, therefore, subject to changes.